Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: April 24, 2020

To: All Canadian Securities Regulatory Authorities

Subject: FSD PHARMA INC

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 14, 2020
Record Date for Voting (if applicable) :	April 14, 2020
Beneficial Ownership Determination Date :	April 14, 2020
Meeting Date :	May 29, 2020
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
CLASS B SUBORDINATE VOTING	35954B206	CA35954B2066
CLASS A MULTIPLE VOTING SHARES	RFYQMV218	CARFYQMV2181

CANCELLED

Sincerely,

Computershare
Agent for FSD PHARMA INC